SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 10th February, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date  February 10, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Press Release

Twin Mining reports Jackson Inlet / Nunavut kimberlite indicator results

Toronto, (February 6, 2004) Twin Mining Corporation (“Twin Mining”) (TWG:TSX) reports the discovery of twelve (12) new indicator mineral clusters. The clusters, based on the recovery of kimberlite indicator mineral grains from soil samples and stream sediments, suggest the presence of previously unidentified kimberlite bodies. Of the 426 samples collected, 110 contained indicator minerals.

Seven of the twelve (12) clusters are located in the eastern half of Twin Mining’s new claim block from 72º15’ to 73º15’ latitude. Several of the seven clusters correlate well with airborne magnetic anomalies and intersecting structures, which enhances the probability of their relationship to kimberlite targets. Five clusters are within 3 to 6 km of the Freightrain and Cargo1 pipes. The high numbers of indicator minerals from the five areas provide strong evidence of kimberlite bodies under shallow overburden cover. These new indicator mineral clusters are in addition to the previously reported finds of the diamondiferous kimberlite fragment corridor between Freightrain and Cargo1 pipes (press release September 25, 2003) and the eight potential kimberlite targets at Cargo2 (press release September 18, 2003).

The possibility of new kimberlite discoveries in addition to the already known pipes with coarse diamond bearing pipes of Twin Mining and adjacent neighbor Rio Tinto (www.riotinto.com), (Investor Seminar 2003 webcast), significantly increase the exploration potential on the Brodeur Peninsula / Nunavut.

Key results:

Most soil and stream sediment samples were collected at ~500 m intervals along 4 km spaced N-S lines. Samples collected near Freightrain and Cargo1 pipes were more closely spaced, at 500 m by 1 km (see map of sample locations on website). The samples cover 3490 sq. km of the 100% owned 5086 sq. km Jackson Inlet diamond property.

A heavy mineral concentrate was produced by SGS Lakefield Research Limited followed by diamond indicator mineral picking by HDM Laboratories Inc.  The HDM facilities are located in Loveland, CO, U.S.A., and the company has specialized in kimberlite/lamproite indicator mineral recovery and evaluation for 10 years. Laboratory management has been involved in indicator mineral recovery operations for more than 20 years. The laboratory is operated by Dr. Malcolm McCallum who was also involved in the discovery of a number of diamondiferous kimberlites in Colorado, Wyoming, Venezuela and the NWT and B.C.

Mr. Dallas Davis, P.Eng. is Twin Mining’s “Qualified Person for all geological aspects for Twin Mining’s Jackson Inlet diamond exploration program as defined by National Instrument 43-101”.

Twin Mining’s assets comprise diamond properties under exploration in Canada’s eastern Arctic and gold properties under exploration in Quebec and in development in Idaho, U.S.A.

Forward looking statements

Statements in this report that describe the Company's objectives, estimates, expectation or predictions and other statements in this report preceded by words such as "should", "anticipate" or similar expressions may be "forward looking statements" within the meaning of applicable securities legislation. The Company cautions that such statements involve risk and uncertainty and that actual results could differ materially from those expressed or implied. Important factors that could cause differences include, but are not limited to, global diamond and gold prices and supply and demand, changes in government regulation, competitive factors, litigation and other factors including those set out in the Annual Report on form 20-F of the Company as filed with securities regulatory authorities.

For further information contact:  Hermann Derbuch, P.Eng.,

            Chairman, President & CEO

                                                Tel.: (416) 777-0013   Fax: (416) 777-0014

                                                E-mail: info@twinmining.com